October 29, 2010

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated September 24, 2010
Tele Norte Leste Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed July 1, 2010
File No. 1-14487

Dear Mr. Spirgel:

By letter dated September 24, 2010, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on July 1, 2010 (the “2009 Form 20-F”) by Tele Norte Leste Participações S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2009 Form 20-F.

The Company notes that the Brazilian government has enacted a number of laws and other regulations in recent years the main purpose of which has been to harmonize Brazilian GAAP with the International Financial Reporting Standards ( “IFRS”) as issued by the International Accounting Standards Board. The Company notes that it intends to adopt IFRS for the year ended December 31, 2010 and that in its annual report on Form 20-F for the year ended December 31, 2010, the Company intends to include financial statements prepared in accordance with IFRS and include other disclosures consistent with General Instruction G to Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 82

Derivatives, page 89

1.	It appears that, as of January 1, 2009, you have changed your accounting policy for recording investments in financial instruments, including derivatives, under Brazilian GAAP. Tell us how this change affected your reconciliation of net income from Brazilian to US GAAP on page F-147.

The Company advises the Staff that this change in accounting policy under Brazilian GAAP occurred on January 1, 2008 and was applied retrospectively in our consolidated financial statements as of and for the three years ended December 31, 2008 included in our annual report on Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”). As a result of this change, the reconciling adjustment related to the measurement of derivatives was eliminated from our reconciliation of net income from Brazilian GAAP to U.S. GAAP in those financial statements as noted in notes 2(d) and 36(b) to those consolidated financial statements. The references to January 1, 2009 under the caption “Item 5—Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates—Derivatives” in the 2009 Form 20-F and the 2008 Form 20-F were typographical errors. The Company will correct these disclosures in future fillings.

Consolidated statements of cash flow, page F-8

2.	We note that you reported a cash outflow of R$(3,596) million related to your acquisition of shares of Brasil Telecom Holding and Brasil Telecom. Tell us why this amount differs from your disclosure on page F-127, which states that the total purchase price of the non-controlling interest was R$2,656 million. In addition, tell us your basis for classifying this transaction as a financing activity for US GAAP reporting.

As described in the Company’s response to comment 13 below, in connection with the acquisition of Brasil Telecom S.A. (“BrT”) on January 8, 2009, the Company paid (1) R$4,434 million to acquire all of the capital stock of Invitel S.A. (“Invitel”) which resulted in the Company acquiring control of Invitel and its subsidiaries, including BrT, and (2) R$939 million to acquire shares of Brasil Telecom Participações S.A. (“BrTP”) that were held by certain Invitel shareholders. The Company believes that the acquisition of control of BrT occurred when the Company acquired Invitel because Invitel indirectly controlled BrT. Consequently, the acquisition of Invitel’s shares was classified as an investing activity in the Company’s statement of cash flows. Under Brazilian GAAP, the amount paid for the acquisition of the BrTP shares was treated as the acquisition of a non-controlling interest.

Under Article 254-A of Brazilian Law No. 6,404/76, as amended, and Instruction No. 361, as amended, of the Comissão de Valores Mobiliários (Brazilian Securities Commission), the Company was required to offer to purchase any and all common shares of BrTP and BrT held by public shareholders as a result of its acquisition of control of BrTP and BrT. On June 23, 2009, the Company acquired certain common shares of BrTP and BrT as a result of these mandatory tender offers. The purchase price paid in these tender offers was R$2,656 million.

Under Brazilian GAAP, the acquisition of a non-controlling interest is classified as a financing activity. The purchase price for the non-controlling interests acquired on January 8, 2009 and June 23, 2009 presented in the statements of cash flows is as follows:

Description	(millions of reais)
Acquisition of BrTP shares from Invitel’s shareholders	939
Acquisition of preferred shares under the mandatory tender offers	2,656

Total cash outflow – financing activity	3,596

Under U.S. GAAP, in accordance with ASC 810-10-45-23, “changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners).” Accordingly, under U.S. GAAP, the Company believes that these amounts should also be classified as financing activities in the statement of cash flows.

Notes to the Consolidated Statements of Cash Flows, page F-9

3.	Tell us why the information presented on page F-9 does not appear consistent with the table appearing on page F-17. Tell us what each of these tables is intended to illustrate.

The Company advises the Staff that the information presented on page F-9 sets forth the calculation of the amount recorded as “Acquisition of BrT’s control less net cash included in acquisition” under cash flows from investing activities in the Company’s statement of cash flows. This calculation presents the assets acquired and liabilities assumed by the Company upon its acquisition of all of the outstanding shares of Invitel on January 8, 2009 in exchange for a payment of R$4,434 million, and the related effect on the Company’s statement of cash flows.

The information presented in the first column of the table on page F-17 illustrates: (1) the sum of R$4,434 million paid for the acquisition of all of the outstanding shares of Invitel, R$939 million paid for shares of BrTP that the Company acquired from certain Invitel shareholders, and aggregate of R$3,271 million paid for preferred shares of BrTP and BrT that the Company acquired in 2008, totaling R$8,644 million giving effect to rounding, (2) the amount of the historical book value of BrT`s equity that was acquired, (3) the fair value adjustments that were made to the acquired assets and assumed liabilities of BrT under Brazilian GAAP, and (4) the net assets of the holding companies (Invitel, Solpart Participações S.A. and BrTP) that controlled BrT that were acquired in these transactions.

Note 2 – Presentation of the financial statements and consolidation principles, page F-23

Consolidation principles, page F-24

4.	We note your disclosure that you consolidate your exclusive investment funds. Tell us the nature of these funds and clarify how you account for the funds for US GAAP reporting purposes. Tell us where you classify the changes in fair value of these investments in your US GAAP financial statements.

The Company advises the Staff that the exclusive investment funds are funds created by leading Brazilian asset managers for us. The Company and its subsidiaries are the only quotaholders (shareholders) of these funds. As of December 31, 2009 and 2008, these funds held cash equivalents and short-term investments (marketable securities), as presented in Note 11(c) to the consolidated financial statements included in the 2009 Form 20-F on page F-45. Under U.S. GAAP, each underlying instrument is classified as a cash equivalent or marketable security (short-term investment) considering the guidance set forth in FASB ASC 230 Statement of Cash Flows. Short-term investments are classified using the guidance set forth in FASB ASC 320 Investments – Debt and Equity Securities.

The Company and its subsidiaries, as the sole quotaholders of the funds, consolidate these funds under Brazilian and U.S. GAAP because the Company and its subsidiaries have control over these funds.

The Company advises the Staff that the changes in the fair value of the cash equivalents and short-term investments held through these funds are classified in its consolidated statement of operations for the years ended December 31, 2009, 2008 and 2007 under the caption “Financial expenses, net” as “Interest Income – Yield on marketable securities,” as presented in Note 9 to the consolidated financial statements included in the 2009 Form 20-F on page F-42.

Note 17 – Investments, page F-49

5.	Tell us the reason for the decline in the amount of investments measured at cost and how you accounted for this decline.

As of December 31, 2008, the amount of investments measured at cost principally represents R$3,271 million related to the BrTP and BrT preferred shares acquired during 2008. These preferred shares were non-voting shares and, consequently, did not give the Company power to exercise significant influence over BrTP or BrT. As a result, through December 31, 2008, the Company’s investment in the BrTP and BrT preferred shares was accounted for using the cost method as required by Brazilian GAAP.

On January 8, 2009, the Company acquired control over BrTP and BrT and began to consolidate these companies in its financial statements.

Note 18 – Property, plant and equipment, page F-50

6.	Disclose the effect of the change in useful life of property, plant and equipment of the assets of Brasil Telecom as of October 1, 2009 in your management’s discussion and analysis.

In response to the Staff’s comment, the Company will add the following disclosure to the third paragraph under the caption “Item 5—Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates—Depreciation of Property, Plant and Equipment” in its annual report on Form 20-F for the year ended December 31, 2010:

“This modification, which was effective on October 1, 2009, resulted in a decrease of R$151 million in Brasil Telecom’s depreciation expense in 2009.”

Note 21 – Loans and financing, page F-56

(e) Covenants, page F-61

7.	We note that you were not in compliance with your debt service coverage ratio under your agreement with The Japan Bank of International Cooperation (JBIC) and you believe it is probable that you will not comply with this covenant on June 30, 2010. Tell us the amount of debt subject to cross-default and cross-acceleration clauses and explain for us in more detail why you believe that you are not required to classify this debt as a current liability for US GAAP reporting, consistent with your classification of the JBIC debt at December 31, 2009.

The Company advises the staff that, under the loan agreement of its subsidiary Telemar Norte Leste S.A. (“Telemar”) with JBIC, Telemar has the contractual right to prepay this debt at any time, upon 30 days prior notice, at a price equal to the principal amount of this loan plus accrued interest. In the event that the prepayment date does not coincide with a semi-annual payment date under the loan agreement, Telemar would incur an additional payment of a break funding costs as specified in the loan agreement.

As of December 31, 2009, Telemar’s cash position was 11.8 times the outstanding amount of the JBIC indebtedness. From that date and through the date of this letter, Telemar’s liquidity position has at all times exceeded the amount of the debt with JBIC by similar multiples and Telemar expects that this condition will continue for the foreseeable future. Thus, if the Company is unable to obtain a waiver from JBIC prior to any anticipated noncompliance with the covenants contained in the JBIC loan agreement that could give rise to the right of JBIC to accelerate the obligations under this loan agreement, which acceleration would trigger cross-acceleration provisions in some of the Company’s other debt instruments, Telemar intends to exercise its contractual right to prepay the JBIC loan. Telemar’s exercise of its contractual right to prepay the JBIC debt would prevent the triggering of any cross-acceleration clauses contained in the Company’s other debt agreements. Consequently, the Company does not believe that its indebtedness subject to cross-acceleration provisions should be classified as current as of December 31, 2009.

The Company advises the Staff that Telemar has received a waiver from JBIC covering the covenant non-compliance as of June 30, 2010 and the breach anticipated to occur as of September 30, 2010. None of these waivers, or the waivers received by Telemar regarding prior covenant non-compliance, has a termination date or otherwise expires by its terms. As of December 31, 2009, no indebtedness of the Company was subject to cross default clauses that would be triggered by a default under the JBIC indebtedness and the consolidated amount of debt of the Company subject to cross-acceleration clauses that would be triggered by an acceleration of the JBIC indebtedness was R$29,176 million.

Note 26 – Provisions for contingencies, page F-67

(d) Probable contingencies (consolidated), page F-69

8.	We note your disclosure that BrT recorded provisions for contingencies related to financial participation agreements of R$1,153 million in the first half of 2009. You state that the provision was then increased by $2,325 million during the year 2009. However, the total provision related to these claims amounted to a total of R$2,665 million at December 31, 2009. In addition, we note on page F-68 that you recorded a net addition to the provision for civil contingencies of R$1,793 million during the year ended December 31, 2009. Furthermore, you state on page F-17 that the fair value of the contingencies was increased by R$1,084 million. Please provide a reconciliation of all of these amounts and clarify what caused the reduction in the provision at December 31, 2009.

In addition, tell us how you considered these contingencies under US GAAP in accounting for your purchase of Brasil Telecom. In this regard, tell us whether the provision for contingencies of R$3,790 million disclosed on page F-125 includes these amounts and your basis for your accounting treatment. Please provide us with more detail regarding the composition of the provision for contingencies for US GAAP.

The Company advises the Staff that the amount of the provisions for contingencies related to financial participation agreements did not decrease at December 31, 2009. During the year then ended, the Company recorded a total increase in the provisions for contingencies related to financial participation agreements of R$2,325 million, which included the R$1,153 million increase made during the first half of 2009 following the Company’s initial assessment of the impact of the court rulings mentioned in note 26(d)(3)(i). The Company will clarify this point in the notes to its consolidated financial statements in future filings by adding the following sentence to the second paragraph of the disclosure contained in note 26(d)(3)(i):

“As a result, during the year-ended December 31, 2009, the total increase to this provision was R$2,325 (R$1,535, net of tax effects), which includes the initial assessment abovementioned of R$1,153 million.”

As requested by the Staff, set forth below is a reconciliation of the amounts:

Changes in provision for contingencies – Financial participation agreements	(millions of reais)
Balance as of December 31, 2008	340
Increases booked during 2009:
Increase in provision as a result of initial assessment	1,153
Increase as a result of review of the provision estimate (1)	1,172

Subtotal	2,325

Balance as of December 31, 2009	2,665

Reconciliation of the increase in fair value of contingencies:
Increase as a result of review of the provision estimate	1,172
Other provisions for civil contingencies previously classified as contractual disputes(2)	(88)

Increase in fair value of contingencies as disclosed in page F-17	1,084

(1)	Represents the results of the review of the process the Company uses to estimate these provisions for contingencies, as described in note 26(d)(3)(i). This review considered additional aspects related to the dates and discussions that guided the final decisions of the existing proceedings, as well as the use of statistical criteria to estimate the amount of the provisions for contingencies.
(2)	During the BrT purchase accounting measurement period, the Company identified R$88 million related to provisions for contingencies arising from contractual disputes, which were unduly included in the calculation of the fair value of liabilities assumed. This amount has been transferred to the fair value of provisions for contingencies related to financial participation contracts.

Reconciliation of net additions to provisions for civil contingencies:	(millions of reais)
Total increase in provision for contingencies – Financial participation agreements	2,325

Portion corresponding to non-controlling shareholders (52.26%)	(1,215)
Net increase in provisions for other civil contingencies	(578)

Additions, net of reversals of provisions for contingencies as disclosed in page F-68	(1,793)

The Company has considered the following contingencies, in the total amount of R$3,790 million as presented in page F-125, in the accounting for the acquisition of BrT on January 8, 2009 in accordance with U.S. GAAP:

Description	(millions of reais)
Invitel non-current probable losses originally recorded in its Brazilian GAAP financial statements as of the acquisition date	714

Adjustments to arrive at fair value of Invitel’s labor, tax and civil contingencies, which risk evaluation from the external lawyers, was deemed possible and remote, as required by FASB ASC 805, as of the acquisition date:

Civil - Financial participation agreements	2,325
Tax – ICMS (VAT)	387
Labor Claims	334
Others	30

Total provision for contingencies recognized in the consolidated financial statements under U.S. GAAP on the acquisition date	3,790

The Company advises the Staff that during 2009, the Company recorded in its Brazilian GAAP consolidated financial statements the provisions related to Civil - Financial Participation Agreements, Tax – ICMS (VAT) and Labor Claims presented in the above table, which were previously recorded in its U.S. GAAP consolidated financial statements on the acquisition date in accordance with ASC 805.

Note 34 – Summary of the difference between Brazilian GAAP and US GAAP, page F-120

(a) Business combinations, page F-120

9.	You state that the amortization of goodwill for Brazilian GAAP ceased as of January 1, 2009. In light of this change, explain for us the nature of the adjustment on page F-147 relating to the reversal of goodwill amortization under Brazilian GAAP for 2009.

The adjustment on page F-147 relating to reversal of goodwill amortization under Brazilian GAAP for the year ended December 31, 2009 refers to the goodwill related the to acquisition of shares of TNCP by Telemar. As described in note 34(a) under the caption “Acquisition of TNCP (Amazônias)” on page F-122, under Brazilian GAAP this goodwill was reclassified to regulatory licenses and is being amortized over the remaining term of the respective licenses.

Acquisition of TNCP (Amazonia), page F-122

10.	Explain for us in more detail your basis for reclassifying the amount originally recorded as goodwill to regulatory licenses and tell us where you have reflected the amortization of this asset in your US GAAP reconciliation on page F-147.

The Company advises the Staff that for Brazilian GAAP purposes, the goodwill related to TNCP acquisition, in the original amount of R$215 million, which was based on the future profitability of TNCP and was to be amortized over 10 years, was reclassified to intangible assets (regulatory licenses) as of January 1, 2009 and continues to be amortized over the remaining terms of the respective licenses.

In 2009, the Company recorded R$15 million as amortization expense in its Brazilian GAAP financial statements. For U.S. GAAP purposes, the Company maintained the goodwill as originally recorded when the business combination occurred. Therefore, in order to reconcile to Brazilian GAAP, a U.S. GAAP adjustment was recorded to reverse the Brazilian GAAP amortization since the balance under U.S. GAAP remained classified as goodwill.

Acquisition of BrT, page F-123

11.	We note your disclosure on page F-124 that the reconciliation adjustment as of the acquisition date reflects the purchase price allocation in the fair value of property, plant and equipment of $7,305 million. Clarify how this amount is reflected in your table on page F-126, which shows a reconciling adjustment related to the fair value of property, plant and equipment of R$5,486 million. Similarly, clarify the apparent inconsistency between the disclosure on page F-124 and page F-126 regarding the reconciling adjustment related to the fair value of intangible assets.

The following table presents a reconciliation of the amounts of property, plant and equipment and intangible assets presented on Page F-124 and Page F-126:

Description	Property, planty and equipment	Intangible assets
	(millions of reais)
Brazilian GAAP book value of assets of Invitel as of the acquisition date	5,903	2,330
Additional amount to bring assets to their fair value as presented on page F-124	7,305	14,219

Total fair value of assets as of the acquisition date	13,208	16,549

Additional amount to bring assets to their fair value as presented on page F-124	7,305	14,219
Less: Fair value recorded under Brazilian GAAP based on the percentage of net assets acquired, including property, plant and equipment, intangible assets and contingent liabilities.	(1,819)	(4,606)

Fair value adjustment not recorded under Brazilian GAAP	5,486	9,613
Reversal of goodwill recorded under Brazilian GAAP	—	775

U.S. GAAP adjustment to record 100% of the fair value of the identifiable assets acquired	5,486	10,388

12.	Tell us how you determined the amount of the adjustment for the fair value of acquired contingent liabilities as of January 8, 2009 and December 31, 2009. Please reconcile these amounts with the provision for contingencies of $3,790 million disclosed in the purchase price allocation on page F-125. Also, tell us how you presented judicial deposits associated with these provisions in the purchase price allocation. In addition, tell us the nature of the adjustment of R$l,611 million described on page F-147 as “Reversal of provision for contingencies related purchase of control on BrTP.”

The Company advises the Staff that, as described in the response to comment 8, it has considered the following in the determination of the amount of the adjustment for the fair value of the contingent liabilities assumed as of January 8, 2009 and December 31, 2009:

Description	January 8, 2009	December 31, 2009
	(millions of reais)
Invitel non-current probable losses originally recorded in its Brazilian GAAP financial statements as of the acquisition date	714	714
Adjustments to arrive at fair value of Invitel’s labor, tax and civil contingencies, which risk evaluation from the external lawyers, was deemed possible and remote, as required by FASB ASC 805, as of the acquisition date.	3,076	3,076

Provision for contingencies recognized in the consolidated financial statements under U.S. GAAP as presented on page F-125	3,790	3,790

Invitel’s non-current probable losses originally recorded as provisions for contingencies in its Brazilian GAAP financial statements as of the acquisition date	(714)	(714)
Provision for contingencies recorded on the acquisition date	(812)	(812)
Provision for contingencies recorded after the acquisition date	—	(2,264)

Less: Total provision for contingencies recognized in the consolidated financial statements under Brazilian GAAP	(1,526)	(3,790)

Fair value of contingent liabilities as presented on page F-126	(2,264)	—

The Company advises the Staff that it had inadvertently presented the provisions for contingencies of Invitel’s probable losses net of their respective judicial deposits, both current and non-current, in the total amount of R$520 million, in the table of page F-125. This, however, does not change the U.S. GAAP total net assets of Invitel as of the acquisition date presented in the table of page F-125. The difference in the presentation criteria between Brazilian GAAP and U.S. GAAP in the Company’s consolidated balance sheet as of December 31, 2009 and 2008 is correctly presented in Note 34(p) on page F-142, given that these balances are recorded gross as escrow deposits and provisions for contingencies and taxes other than on income for U.S. GAAP purposes. For these reasons, the Company believes this misstatement is immaterial to the Company’s financial statements as of and for the year ended December 31, 2009. The Company will correct the table presented in page F-125 in future fillings, as follows:

	Purchase price allocation previously presented	Reclassification of judicial deposits	Purchase price allocation
	(millions of reais)
Assets:
Cash and cash equivalents	2,761	—	2,761
Cash investments	776	—	776
Accounts receivable	2,140	—	2,140
Other current assets	1,914	226	2,140
Non-current assets	4,617	294	4,911
Investments	4	—	4
Property, plant and equipment, net	13,208	—	13,208
Intangibles assets	16,549	—	16,549

Total assets acquired	41,969	520	42,489

Liabilities:
Current liabilities	5,953	—	5,953
Deferred income tax	4,792	—	4,792
Provision for contingencies (i)	3,790	520	4,310
Other liabilities	5,573	—	5,573

Total liabilities assumed	20,108	520	20,628

Total net assets	21,861	—	21,861

The Company advises the Staff that the adjustment of R$1,611 million described on page F-147 represents the reversal of the expense recorded during 2009 under Brazilian GAAP, which corresponds to the provision for contingencies booked through the Invitel purchase accounting. For U.S. GAAP purposes, the entire liability for the fair value of these contingencies was recorded on the acquisition date. Therefore, in order to avoid duplication of the provision for contingencies, the Company included this amount in the net income reconciliation of the differences between Brazilian GAAP and U.S. GAAP presented on page F-147 as “Reversal of provision for the contingencies related to purchase of control of BrTP”.

13.	We note your disclosure on page F-125 that you paid R$5,371 million of cash for the acquisition of Brasil Telecom. This amount appears inconsistent with the amount of R$4,434 million disclosed on page F-9 and the amounts disclosed in the table on page F-17. Please clarify these apparent inconsistencies.

The following table presents a reconciliation of the amounts presented on Pages F-9, F- 17 and F-125.

	BrTP	BrT	Invitel		Total
	(price paid in millions of reais)
Acquisition of BrTP and BrT preferred shares in 2008	2,060	1,211	—		3,271
Acquisition of shares on January 8, 2009:
Acquisition of Invitel shares	—	—	4,434		4,434
BrTP shares acquired from certain Invitel shareholders	939	—	—		939

Subtotal	939	—	4,434		5,371	(1)

Total	2,999	1,211	4,434	(2)	8,642	(3)

(1)	Represents the amount paid for all shares of Invitel and BrTP acquired on January 8, 2009 as presented on page F-125.
(2)	Represents price paid for all shares of Invitel acquired on January 8, 2009 as presented on page F-9.
(3)	Represents aggregate of price paid for shares of BrTP and BrT prior to January 8, 2009 and shares of Invitel and BrTP acquired on January 8, 2009 as presented on page F-17.

14.	We note that the fair value of the non-controlling interests of R$7,758 million changed from the amount previously disclosed of R$8,544 million. Tell us the reason for this revision.

The Company advises the Staff that in the Registration Statement on Form F-4 of Coari Participações S.A. (“Coari”) filed on December 7, 2009, Coari had inadvertently included 12,185,836 common shares of BrTP owned by the shareholders of Invitel which were purchased by Copart 1 in the calculation of the fair value of non-controlling interests.

The Company advises the staff that Coari did not restate the unaudited interim financial statements as of and for six-month period ended June 30, 2009 included in its Registration Statement on Form F-4 because on January 14, 2010 the share exchange with respect to which shares of Coari were proposed to be registered was indefinitely postponed and this Registration Statement was subsequently withdrawn.

(b) Subsidies on postpaid mobile handsets, page F-129

15.	We note your disclosure on page 111 regarding your change in accounting policy under Brazilian GAAP regarding handset subsidies. Tell us the effect of this change on your US GAAP reconciliation for the year ended December 31, 2009 and disclose this change in policy in the notes to your financial statements.

The Company advises the Staff that in 2009 it discontinued the practice of granting subsidies on handsets for post-paid customers. As mentioned in note 15(iii) to the consolidated financial statements included in the 2009 Form 20-F, the Company maintained the policy of granting subsidies on mobile handsets to its corporate customers and therefore continues to record the prepaid expenses in its Brazilian GAAP financial statements. These subsidies represent an amount of R$53 million of prepaid expenses recorded under Brazilian GAAP as of December 31, 2009.

For U.S. GAAP purposes, the Company has not changed its accounting policy and recorded the expenses as incurred for all customers for the periods presented in the financial statements.

Therefore, the adjustment presented in the reconciliation of shareholders equity as of December 31, 2009, in the amount of R$53 million, represents the write-off of the prepaid expenses remaining on the Company’s Brazilian GAAP balance sheet as of December 31, 2009. The adjustment presented in the reconciliation of net income for the year ended December 31, 2009, in the amount of R$217 million, represents the difference between the amount of the adjustments recorded in the shareholders equity reconciliation as of December 31, 2009 and 2008, in the amount of R$53 million and R$270 million, respectively. Please see the adjustments corresponding to note 34(b) in the tables presented in note 35 on page F-147 and note 36 on page F-148.

As requested by the Staff, the Company will include this disclosure in the notes to its financial statements in its future filings.

Note 35 – Net income reconciliation of the differences between Brazilian GAAP and US GAAP, page F-147

16.	Tell us how you calculated the US GAAP net income attributable to non-controlling shareholders and the US GAAP shareholders’ equity attributable to non-controlling shareholders appearing on page F-148.

The Company advises the Staff that it has calculated the U.S. GAAP net income and shareholders’ equity attributable to non-controlling shareholders, considering the following information:

•	The Brazilian GAAP balance of controlling and non-controlling shareholders;

•	Determination of the GAAP adjustment in each company’s financial statements (e.g: the Company, Telemar, Coari and BrT);

•	Determination of the allocation of the GAAP adjustments to controlling and non-controlling shareholders in each company, where the adjustment was identified:

•	In 2009, 2008 and 2007, the GAAP adjustments for the Company were allocated 100% to the controlling shareholder;

•	In 2009, 2008 and 2007, the GAAP adjustments for Telemar were allocated considering that the Company has an 81.92% direct interest in Telemar;

•

In 2009, the GAAP adjustments for Coari were allocated considering that the Company has a 39.03% indirect interest in BrT (considering that the Company has an 81.92% direct interest in Telemar, Telemar has a 100% direct interest in Coari and Coari has a 47.64% direct interest in BrT); and

•	Whether any GAAP adjustment was specifically related to a controlling or non-controlling shareholder transaction.

Note 36 – Shareholders’ equity reconciliation of differences between Brazilian GAAP and US GAAP, page F-148

US GAAP supplementary information page F-150

17.	We note your table regarding the effects of changes in TNL’s ownership interest in its subsidiaries BrT and BrT Part’s equity. Tell us the purpose of this disclosure and clarify where these amounts appear in your US GAAP financial statements.

The Company advises the Staff that the purpose of the table regarding the changes in ownership interest in the equity of its subsidiaries BrT and BrTP is to comply with the requirement of FASB ASC 810 Consolidation – 50 -1A.d.

The Company advises the Staff that the amounts of the effects of changes in the Company’s ownership interest in the equity of its subsidiaries BrT and BrTP are included in the caption “Effects of purchase of non-controlling interest in BrT and BrTP, net of taxes effects,” presented in note 38 to the consolidated statements of changes in shareholders’ equity in accordance with U.S. GAAP.

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Mark O. Bagnall of White & Case LLP at 305-995-5225 or Cristiano Prado Grangeiro at +55 21 3131-1629, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Officer
Tele Norte Leste Participações S.A.

cc:	Melisa Hauber, Senior Staff Accountant

Robert S. Littlepage, Jr., Accounting Branch Chief

   Securities and Exchange Commission